UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated October 5, 2009.

Exhibit 99.1

Golar LNG Limited - Resignation of Director

Mr. Tor Olav Trøim has, effective from today, resigned from his position as director and officer of Golar LNG Limited. No replacement has been appointed.

Golar LNG Limited's board will, following this, consist of:

– Mr. John Fredriksen, chairman
– Ms. Kate Blankenship
– Ms. Kathrine Fredriksen
– Mr. Frixos Savvides
– Mr. Hans Petter Aas

Mr. Trøim's resignation comes as a consequence of his appointment as chairman of the board of Golar LNG Energy Limited. He wishes to focus his time and energy on the development of this company going forward.

A consequence of his resignation is that the Oslo Stock Exchange has approved of the composition of the board of Golar LNG Energy Limited consisting of:

– Mr. Tor Olav Trøim, chairman
– Mr. John Fredriksen
– Ms. Kate Blankenship
– Mr. Gary Smith
– Mr. Paul Adams

Golar LNG Energy Limited is expected to have its first day of listing on the Oslo Stock Exchange on October 8, 2009.

Hamilton, Bermuda
October 5, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: October 5, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer